EXHIBIT 20.2

Second Quarter 2003

Earnings Conference Call Script
July 22, 2003
10:00 am Central Standard Time

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Good morning and thank you for joining the Thomas & Betts Corporation’s Second Quarter 2003 conference call and webcast. My name is Tricia Bergeron.

Kevin Dunnigan, Thomas & Betts chairman and chief executive officer, John Murphy, senior vice president and chief financial officer, and Dominic Pileggi, president and chief operating officer, are with me today.

If you have not gotten a copy of our earnings release — which was released last evening after the market close — you can find it on our website, www.tnb.com. Also on our website, you will find recent and archived press releases, conference call scripts and SEC filings.

Today’s call is being webcast and recorded. The telephone replay will be available through 12:00 midnight on Thursday, July 24, 2003. The number to access the replay is (402) 220-3565. The conference call replay is open to all listeners and requires no registration or password. The recorded webcast will also be archived on our website.

I’d like to now turn the call over to Kevin Dunnigan, chairman and chief executive officer.

T. KEVIN DUNNIGAN

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Good morning and thank you for joining us today.

I’ll begin by reviewing the business highlights for the quarter just ended. John Murphy will then review the financials.

Not much has changed in our markets since we last spoke to you in April. Non-residential construction markets remain very weak, although we did see a very slight pick up in demand for industrial MRO products late in the second quarter. It’s too early to say whether or not the improvement is sustainable.

The utility sector, meanwhile, continues to operate in an uncertain regulatory climate and remains reluctant to increase spending. The major factor in the $19 million decline in our second quarter 2003 sales was utility related.

Our Steel Structures segment, which is a leading provider of engineered poles for electrical transmission, saw sales drop 36 percent — or $12 million — for the quarter on a year-over-year basis. We have taken appropriate action to reduce costs in this business, without constraining our

TNB 2Q03 Earnings
Conference Call Script

ability to respond when the market rebounds. Nonetheless, the decline in this segment’s earnings clearly shows the impact of reduced manufacturing absorption.

We also serve utility customers in our Electrical segment with high-voltage connectors, switchgear and related products. Weak demand for these products was a major reason why Electrical segment sales were down $8 million in the quarter.

The prolonged weakness, changing dynamics, and intensified pricing pressure in all of our markets present constant challenges — challenges we are responding to by continuing to take incremental steps to improve how we do business, to enhance productivity, and to ensure strong partnerships with our customers.

Our plants have done a good job incorporating lean manufacturing techniques and are now focused on refining their processes to further reduce costs. Likewise, at headquarters and our sales offices, we are tightly managing operations to ensure that we are sized appropriately and focused on value-added activities.

Looking forward, we expect to see some seasonal pick up in sales in the third and fourth quarters compared to the first half of the year. Coupled with continued improvements in our plant operations as a result of actions taken last year and on-going process improvements, we should see sequential improvement in our gross margin in the third and fourth quarters.

We plan to continue to hold the line on SG&A and, therefore, expect to show solid improvement in our operating earnings as a percentage to sales in the third quarter and expect to approach our previously stated goal of 10 percent operating earnings in the fourth quarter.

Thank you for your continued interest in Thomas & Betts. And I will now turn the call over to John Murphy.

JOHN P. MURPHY

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thank you, Kevin, and good morning.

Sales were down 5.5 percent in the second quarter, due largely to weakness in the utility sector. As Kevin noted, we serve utility customers through our Steel Structures and Electrical segments.

The weaker U.S. dollar — particularly vis-à-vis the Canadian dollar and Euro  — favorably impacted sales by approximately $12 million in the quarter just ended.

Net income was $6.8 million in the second quarter or 12 cents per share. Last year, net income was $400 thousand, or a penny a share, in the second quarter.

Our gross margin in the quarter was 25.9 percent of sales, an improvement over the same period last year. The prior year included $13 million in charges related to restructuring our electrical manufacturing operations. As Kevin said, we expect to show sequential improvement in the gross margin in the third and fourth quarters as we realize more fully the savings from improved plant efficiencies and the benefit from a seasonal pick up in sales.

Selling, general and administrative expense was $69 million, or 21.3 percent of sales, in the second quarter. This is down $5 million from the same period last year. The decline in sales and decline in spending leaves SG&A approximately flat as a percent of sales in the second quarter 2003 compared to second quarter of last year.

TNB 2Q03 Earnings
Conference Call Script

Second quarter 2003 operating earnings were $15 million, or 4.6 percent of sales, compared to $3 million, or one percent of sales, in the year-ago period.

In the quarter just ended, net interest expense was $9.1 million, including almost a million dollars in incremental interest expense resulting from a new public debt offering. This compares to net interest expense of $7.6 million in the second quarter 2002, which included over $3 million of benefit associated with income tax refunds. Thus, our underlying interest costs continue downward.

Taxes in the second quarter included a $2 million benefit resulting from the favorable completion of tax audits and a corresponding reduction in international tax exposure.

Turning now to the balance sheet.

Inventories for the second quarter were up $22 million from year-end 2002, to $204 million. The increase is due to two factors: the reclassification of $13 million of Communications segment assets from “Other Current Assets” to “Inventories” in the first quarter, and the affect of the weaker U.S. dollar. Underlying inventories at the end of the second quarter were essentially flat compared with year-end 2002 and in line with our expectations. Compared to the first quarter 2003, inventories were down slightly.

As a reminder, during the first quarter 2003, we decided to no longer actively pursue the sale of certain product lines in our Communications segment and we reclassified approximately $41 million of assets. In addition to the impact on inventories, “Property, Plant and Equipment” increased by approximately $28 million.

During the second quarter 2003, Thomas & Betts completed a $125 million offering of 7.25 percent, senior, unsecured notes. We plan to use the proceeds from this offering to repay $125 million of 8.25 percent, senior, unsecured notes due in January of next year. While we could have waited until later in the year to refinance this debt, we felt that it was prudent for the company to take advantage of the favorable current interest rate climate.

During the past six months, we paid off $60 million in debt and issued $125 million in new public debt, resulting in an increase in long-term debt, including current maturities, of approximately $68 million at the end of the second quarter 2003 compared to year-end 2002.

Cash, cash equivalents and marketable securities were $298 million at the end of the second quarter, up from $170 million at the end of the first quarter. The proceeds from the new debt offering contributed to the increase in cash. Our underlying cash performance was in-line with our expectations and we expect strong operating cash flow in the second half of the year.

Capital spending in the second quarter totaled $8 million while depreciation and amortization was $14 million. For the full year, we expect capital spending to be approximately $30 million, while depreciation and amortization is projected to be approximately $55 million.

We have also taken other important actions to strengthen the company’s capitalization and liquidity.

In June, we closed a new three-year, secured $175 million revolving credit facility and terminated the pre-existing $100 million agreement, which was due to expire in November. In conjunction with the new revolving credit facility, we terminated the company’s only off-balance-sheet facility — an unused asset securization program. We have no other off-balance sheet facilities.

TNB 2Q03 Earnings
Conference Call Script

As of quarter end, we had increased our net availability to $140 million from $80 million, including the asset securization, at the end of 2002. We are also currently in the process of revising our Canadian credit facility, which should result in a further increase in availability.

As we have previously said in discussing our credit arrangements over the past three years, these are back-up facilities only. We have not, and do not, expect to utilize them in the foreseeable future.

The steps we took during the second quarter to recapitalize the company puts us in a very strong liquidity position for the foreseeable future.

In conclusion, although disappointed with the continued weak market conditions, we are, nonetheless, pleased with the solid progress we have made. Based on what we see today, we expect to achieve a strong performance in the second half of the year.

Thank you. And I will now turn the call back to Tricia.

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Before opening the call up for questions, I’d like to make a couple of additional comments.

Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today’s live broadcast, July 22, 2003. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation’s current, quarterly and annual filings with the Securities and Exchange Commission.

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

I’d like to remind listeners who may have joined the call late that today’s webcast will be archived on our website. It is also being recorded and will be available for replay through Thursday, July 24, 2003. The replay number is (402) 220-3565. No password is required.

Thank you. We’ll now open the call up for questions.

TNB 2Q03 Earnings
Conference Call Script